EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For the Six Months ended June 30, 2002

(Dollar Amounts in Thousands)

Allegheny Energy, Inc.
Earnings:
Net income *	$ 72,129
Plus: Fixed charges (see below)	158,180
Income taxes	40,240
Amortization of capitalized interest	220
Less: Capitalized interest	(5,525)
Preferred Dividends	(2,519)
Income from unconsolidated equity investees	(1,793)

Total Earnings	$ 260,932

Fixed Charges:
Interest on long-term debt	$ 148,199
Other interest
Preferred dividends	3,946
Estimated interest
component of rentals	6,035

Total Fixed Charges	$ 158,180

Ratio of Earnings to Fixed Charges	1.65

* Net income excludes Minority Interest of $260 and Preferred Dividends of $2,519.